Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 3, 2009

$ Annual Conditional Coupon Notes due April 30, 2013 Linked to the Euro Medium-Term Notes, Series A, No. F-94

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	April 27, 2009

Issue Date:	April 30, 2009

Maturity Date:	April 30, 2013* (resulting in a term to maturity of approximately 4 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	The U.S. Dollar per Euro exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “EUR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date.

Annual Observation Dates*:	April 28, 2010, April 28, 2011, April 27, 2012 and April 25, 2013

Coupon Payment Date:	Third Business Day after each applicable annual observation date

Conditional Coupon:

For every $1,000 principal amount Note, you will receive a cash coupon on the applicable coupon payment date calculated as follows:

•        9.50% - 10.50%** x $1,000 if the Valuation Level on the first annual observation date is above the coupon trigger level

•        9.50% - 10.50%** x $1,000 if the Valuation Level on the second annual observation date is above the coupon trigger level

•        9.50% - 10.50%** x $1,000 if the Valuation Level on the third annual observation date is above the coupon trigger level

•        9.50% - 10.50%** x $1,000 if the Valuation Level on the final annual observation date is above the coupon trigger level

**     The actual conditional coupon will be set on the initial valuation date and will not be less than 9.50% for each annual observation date

Coupon Trigger Level:	110% x Initial Level

Payment at Maturity (not including any conditional coupon):	You will receive at maturity, for every $1,000 principal amount Note, a cash payment of $1,000. Your principal is only protected if you hold the Notes to maturity.

Initial Level:	[—], the reference level of EURUSD on the initial valuation date.

Valuation Level:	The reference level of EURUSD on the applicable annual observation date

Business Day:	New York

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738Q5C8 and US06738Q5C80

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable

The following examples illustrate the hypothetical total return on the Notes that could be realized for a range of movements in the reference asset. The following examples assume a hypothetical initial level of 1.3228 and a coupon trigger level of 1.4550 (Initial Level x 110%). The examples assume that the percentages used to calculate the conditional coupon applicable to the first, second, third and final annual observation date is 9.50%, respectively. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Example 1: The level of the Reference Asset increases from the initial level of 1.3228 to a valuation level of 1.4815 on the first annual observation date and the coupon trigger level is not breached on any of the second, third or final annual observation date.

Because only the applicable valuation level of 1.4815 on the first annual observation date is greater than the coupon trigger level of 1.4550, the investor receives a coupon payment of $95.00 per $1,000 principal amount Note on the first coupon payment date, representing a 9.50% return on investment over the term of the Notes.

Example 2: The level of the Reference Asset increases from the initial level of 1.3228 to a valuation level of 1.4815 on the first annual observation date, 1.4683 on the second annual observation date, 1.4948 on the third annual observation date and 1.5080 on the final annual observation date.

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Because the applicable valuation level on each of the annual observation dates (1.4815, 1.4683, 1.4948 and 1.5080) is greater than the coupon trigger level of 1.4550, the investor receives a coupon payment on each applicable coupon payment date calculated as follows:

Conditional coupon for first annual observation date: ($1,000 x 9.5%)= $95

Conditional coupon for second annual observation date: ($1,000 x 9.5%)= $95

Conditional coupon for third annual observation date: ($1,000 x 9.5%)= $95

Conditional coupon for final annual observation date: ($1,000 x 9.5%)= $95

Therefore, the total coupon payment on the Note is $380 per $1,000 principal amount Note, representing a 38.00% return on investment over the term of the Notes.

Example 3: The level of the Reference Asset decreases from the initial level of 1.3228 to a valuation level of 1.2567 on the first annual observation date, 1.2831 on the second annual observation date, but increases to a valuation level of 1.4948 on the third annual observation date and 1.5080 on the final annual observation date.

Because (a) the applicable valuation level on the first and second annual observation dates (1.2567 and1.2831) is less than the coupon trigger level of 1.4550 and (b) the applicable valuation level on the third and final annual observation dates (1.4948 and 1.5080) is greater than the coupon trigger level of 1.4550, the investor receives a coupon payment on each of the third and final coupon payment date calculated as follows:

Conditional coupon for third annual observation date: ($1,000 x 9.5%)= $95

Conditional coupon for final annual observation date: ($1,000 x 9.5%)= $95

Therefore, the total coupon payment on the Note is $190 per $1,000 principal amount Note, representing a 19.00% return on investment over the term of the Notes.

Example 4: The level of the Reference Asset decreases from the initial level of 1.3228 to a valuation level of 1.2567 on the first annual observation date, 1.2831 on the second annual observation date, 1.2578 on the third annual observation date and 1.1532 on the final annual observation date.

Because the applicable valuation level on each of the annual observation dates (1.2567, 1.2831, 1.2578 and 1.1532) is less than the coupon trigger level of 1.4550, the investor only receives a payment of $1,000.00 per $1,000 principal amount Note at maturity, representing a 0.00% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The annual observation dates, coupon payment dates, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rate—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rate—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•

Appreciation Potential—If the applicable valuation level is greater than the coupon trigger level on an annual observation date, your investment will yield a payment per Note of $1,000 plus: (i) 9.50% x $1,000 if the valuation level on the first annual observation date is above the coupon trigger level; (ii) 9.50% x $1,000 if the valuation level on the second annual observation date is above the coupon trigger level; (iii) 9.50% x $1,000 if the valuation level on the third annual observation date is above the coupon trigger level; or (iv) 9.50% x $1,000 if the valuation level on the final annual observation date is above the coupon trigger level, each payable on the applicable coupon payment date. The actual conditional coupon will be set on the initial valuation date and will not be less than 9.50% of the principal amount.

•

Preservation of Capital—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

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The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated for U.S. federal income tax purposes as contingent payment debt instruments. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.

The amount of interest that you will be required to include in income in each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period. The adjusted issue price of the Notes and your adjusted basis in the Notes will equal the original offering price for the Notes plus any interest that has accrued on the Notes (under the rules governing contingent payment debt obligations) decreased by the projected amount of any contingent payment to be made on the Notes (i.e., the amount projected to be paid on each coupon payment date under the projected payment schedule, as described above).

If you receive a conditional coupon on a coupon payment date, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount by which such conditional coupon exceeds the projected payment for such date. You will treat a net positive adjustment as additional interest income in that taxable year.

If you do not receive a conditional coupon on any coupon payment date, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of the projected payment for such date. This net negative adjustment will (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on the sale or maturity of the Notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

Any gain you may recognize on the sale of the Notes will be taxed as ordinary interest income. Any loss you may recognize upon the sale or maturity of the Notes will be ordinary loss to the extent the interest you previously included as income in respect of the Notes exceeded the total net negative adjustments you took into account as ordinary loss, and thereafter will be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and the projected payment schedule for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. In addition, different rules may apply if it is determined that, based on all the facts and circumstances, as of the issue date, a particular payment schedule is significantly more likely than not to occur. You should consult your tax advisor with respect to these rules.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

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In addition to the risks described above, you should consider the following:

•

Notes Bullish on the Euro —You will be entitled to the applicable conditional coupon if the U.S. dollar weakens relative to the Euro on certain annual observation dates during the term of the Notes. If the U.S. dollar appreciates in value relative to the Euro on certain annual observation dates over the term of the Notes, your return on the Notes, and therefore the market value of the Notes, will be adversely affected.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected supply and demand of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the exchange rate between U.S. dollar and Euro; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The EURUSD currency exchange rate, on any given day, including the initial valuation date and annual observation dates, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

•	the U.S. Dollar per Euro exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “EUR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date.

If any of the Bloomberg pages described above, or the successor page thereto, is not available on the annual observation dates, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Reference Level

The reference level of the EURUSD currency exchange rate on April 1, 2009 was 1.3228.

Historical Information

The following graph set forth the historical performance of the Euro based on the daily, closing currency exchange rates from January 2, 2001 through April 1, 2009. We obtained the information regarding this closing currency exchange rate of the EURUSD below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of closing currency exchange rate of the EURUSD should not be taken as an indication of future performance of the exchange rate, and no assurance can be given as to the reference level on the final valuation date and annual observation dates. We cannot give you assurance that the performance of the EURUSD currency exchange rate will result in any return in addition to your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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